UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

BODY AND MIND INC.
(Name of Issuer)

COMMON STOCK, WITH A PAR VALUE OF $0.0001
(Title of Class of Securities)

09689V100
(CUSIP Number)

AUSTRALIS CAPITAL INC. 376 East Warm Springs Road, Suite 190 Las Vegas, Nevada 89119 Telephone: 702-817-2214
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 3, 2020, June 4, 2020, June 8, 2020, June 9, 2020, June 10, 2020, June 11, 2020, June 12, 2020, June 18, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	09689V100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AUSTRALIS CAPITAL INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ] Not applicable
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
Not applicable [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
19,286,645 shares of common stock. (1)
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
19,286,645 shares of common stock. (1)
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,286,645 shares of common stock.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
Not applicable [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.0% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

Notes:

(1)These 19,286,645 common shares consist of (i) 16,377,554 shares of common stock held by the Reporting Person and (ii) 2,909,091 of the Issuer’s common stock issuable upon conversion of convertible debentures (the “Debentures”) in the aggregate principal amount of CAD$1,600,000. The Reporting Person has agreed to convert the Debentures on July 1, 2020.

(2)Based on 104,534,221 common shares of the Issuer's common stock issued and outstanding as of June 5, 2020.

Item 1.Security and Issuer

This statement constitutes Amendment No. 7 to the Schedule 13D relating to the voting common stock, with a par value of CAD$0.0001, of Body and Mind Inc., a corporation organized under the laws of the State of Nevada (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on December 31, 2018 (the “Initial Schedule 13D”), as amended by: Amendment No. 1 filed with the Securities and Exchange Commission (“SEC”) on December 31, 2018; Amendment No. 2 filed with the SEC on February 6, 2019; Amendment No. 3 filed with the SEC on May 28, 2019; Amendment No. 4 filed with the SEC on July 3, 2019; Amendment No. 5 filed on December 5, 2019; and Amendment No.6 filed on May 27, 2020.

The Issuer maintains its principal executive office at 750 – 1095 West Pender Street, Vancouver, British Columbia, Canada, V6E 2M6.

Item 2.Identity and Background

Name:

This statement is filed by Australis Capital Inc. (the "Reporting Person").  All decisions with respect to securities of the Issuer (including investments decisions with respect thereto and decisions relating to the voting thereof) are made by the board of directors of the Reporting Person.

Residence or Business Address:

376 East Warm Springs Road
Suite 190
Las Vegas, Nevada 89119

Present Principal Business or Occupation:

The Reporting Person operates businesses focused on the cannabis industry in the United States through its subsidiaries and other entities in which it holds interests.  The Reporting Person’s business activities may include the acquisition of equity, debt or other securities of publicly traded or private companies or other entities, financing in exchange for predetermined royalties or distributions, and the acquisition of all or part of one or more businesses, portfolios or other assets.

Place of Organization or Citizenship:

Australis Capital Inc. is a corporation organized under the laws of the Province of Alberta, Canada.

Criminal Proceedings:

During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

Civil Proceedings:

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.Source and Amount of Funds or Other Considerations

On June 18, 2020, the Reporting Person transferred to Passport Technology Canada Ltd. (“PTC”) 1,802,542 shares of Common Stock (the “Common Shares”) of the Issuer pursuant to a License, Development and Service Agreement (the “Passport Agreement”) between the Reporting Person and PTC dated October 29, 2019, as amended.

The Reporting Person has also reported the disposition of 816,032 Common Shares in aggregate through sales conducted through the facilities of the Canadian Securities Exchange (the “Transactions”) since the filing of Amendment No. 7 to the Schedule 13D (sales completed between April 6, 2020 and June12, 2020).

Item 4.Purpose of Transaction

PTC’s parent company, Passport Technology Inc. (“Passport Technology”), is a leading developer of technology-based products and services for the highly regulated payments, gaming and financial services markets. Passport Technology's products include attended payment kiosks, cash access systems, server and web-based analytic technology, agnostic application management systems, and interactive content and services.

Pursuant to the Passport Agreement, PTC has agreed to adapt Passport Technology’s self-service platform to service the cannabis industry, undertake prototype development and ongoing product enhancements, and has granted to the Reporting Person exclusive software rights and exclusive use of vendor relationships at cost. The Passport Agreement contemplates an exclusive 10-year relationship between the parties. On November 29, 2019, the Reporting Person transferred to PTC 5,000,000 Common Shares as part of the consideration payable to PTC under the Passport Agreement.

Pursuant to the Passport Agreement, on June 18, 2020, the Reporting Person disposed of 1,802,542 Common Shares in aggregate. The 1,802,542 Common Shares disposed by the Reporting Person pursuant to the Passport Agreement were sold for aggregate consideration of CAD$855,423 at a price of CAD$0.47 per Common Share.

Pursuant to the Transactions, the Reporting Person disposed of 816,032 Common Shares in aggregate. The 816,032 Common Shares disposed by the Reporting Person were sold for aggregate consideration of CAD$346,813.60 at an average price of CAD$0.425 per Common Share.

As described in the Initial Schedule 13D, pursuant to an Investment Agreement between the Issuer and the Reporting Person dated October 30, 2018 (the “Investment Agreement”), for as long as the Reporting Person owns 10% of the issued and outstanding common shares of the Issuer, the Reporting Person will be entitled to nominate one person for election or appointment to the board of directors of the Issuer (the “Board”). If the Reporting Person exercises all of its warrants of the Issuer and converts all its debentures of the Issuer, the Reporting Person will be entitled to nominate a second person for election or appointment to the Board. For as long as the Reporting Person maintains at least 25% of the issued and outstanding common shares of the Issuer, the Reporting Person will be entitled to nominate two persons for election or appointment to the Board.

The Reporting Person reserves the right to formulate other plans or make other proposals, and take other actions with respect to its interest in the Issuer. Depending on market conditions and other factors, the Reporting Person may acquire or dispose of securities of the Issuer as the Reporting Person may deem appropriate, whether in open market purchases or sales, privately negotiated transactions or otherwise. The Reporting Person continues to evaluate numerous potential transactions and in connection therewith may exchange Common Shares for other assets or may sell Common Shares to increase its cash position. The Reporting Person may also reconsider and change its plans or proposals relating to the foregoing.

Except as otherwise disclosed herein, the Reporting Person has no current plans or proposals that relate to or would result in:

(a)the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)any material change in the present capitalization or dividend policy of the Issuer;

(f)any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the United States Investment Company Act of 1940;

(g)changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)any action similar to any of those enumerated above.

Item 5.Interest in Securities of the Issuer

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by the statements herein.

(a)For the purposes of this statement, the Reporting Person is reporting herein that, as of June 23, 2020 the Reporting Person was the beneficial owner of 19,286,645 shares of the Issuer's common stock, representing approximately 18.0% of the Issuer's issued and outstanding common stock. These 19,286,645 shares consist of (i) 16,377,554 shares of common stock currently held by the Reporting Person and (ii) 2,909,091 shares of the common stock issuable upon conversion of the Debentures.

(b)For the purposes of this statement, the Reporting Person is reporting herein that, as of June 23, 2020 the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of 19,286,645 shares of the Issuer's common stock, representing approximately 18.0% of the Issuer's common stock. These 19,286,645 shares consist of (i) 16,377,554 shares of common stock currently held by the Reporting Person and (ii) 2,909,091 shares of the common stock issuable upon conversion of the Debentures.

(c)As of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer’s equity securities had been engaged in by the Reporting Person other than as disclosed herein.

(d)As of the date hereof, to the best knowledge and belief of the undersigned, except as otherwise reported herein, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e)Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the terms of the Investment Agreement, the Reporting Person will have the right to participate in any future equity offerings of the Issuer to maintain an ownership interest in the Issuer equal to the percentage ownership prior to such an offering, provided that such ownership interest does not exceed 40% (the “Anti-Dilution Right”). Such participation right will expire at the time that the Reporting Person no longer holds 10% or more of the issued and outstanding common shares of the Issuer.

Pursuant to the terms of a conversion agreement dated July 1, 2019 between the Reporting Person and the Issuer, the Reporting Person will convert the Debentures into 2,909,091 Common Shares on July 1, 2020.

Except as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.Material to Be Filed as Exhibits

Exhibit No.	Description
10.1	Investment Agreement dated October 30, 2018, between the Reporting Person and the Issuer
10.2	Conversion Agreement dated July 1, 2019, between the Reporting Person and the Issuer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 23, 2020

AUSTRALIS CAPITAL INC.

          /s/ Scott Dowty

By: __________________________

Name:  Scott Dowty

Title:  CEO

EXHIBIT INDEX

Exhibit No.Description

10.1Investment Agreement dated October 30, 2018, between the Reporting Person and the Issuer(1)

10.2Conversion Agreement dated July 1, 2019, between the Reporting Person and the Issuer(2)

Notes:

(1)Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on November 5, 2018 and incorporated by reference herein.

(2)Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on July 8, 2019 and incorporated by reference herein.